

ADR file nr. 82-2876

Press release

Date July 6, 2006

VNU TO ACQUIRE RADIO & RECORDS

Preeminent Information Company to Be Integrated with VNU Music Divisions

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today announced that it has reached an agreement to acquire Radio & Records, Inc. (R&R), one of the leading news and information companies serving the U.S. radio and record industries. VNU said it expects the transaction to close by August 1, 2006. Financial terms were not disclosed.

R&R, with headquarters in Los Angeles, offers a broad line of print, Internet and digital services, research, and convention and seminar products providing radio and record industry executives with access to vital information, news, analysis and integrated marketing programs. Since its inception in 1973, R&R has helped solidify the relationship between record companies and radio.

"This acquisition is in line with VNU's strategy to further strengthen its services to the radio and record industries," said Michael Marchesano, president and CEO of VNU Business Media and Nielsen Entertainment. "With the added resources of VNU, especially our music services, including the Billboard Information Group, Nielsen BDS, and Nielsen SoundScan, R&R will continue to grow as a vibrant brand."

R&R's operations will be integrated into the Billboard Music Group, complementing Billboard's leading position in the music and associated industries.

"I am especially delighted that Erica Farber, R&R's publisher, will continue her leadership role with R&R and continue to focus on growing the business," added Marchesano. "Her long-term affiliation with the brand will help R&R continue to deepen its pivotal role in the industry."

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

dlw 7/19

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com